UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   October, 2001

Worldwide Technologies Inc.
(formerly clipclop.com Enterprises Inc.)
(Translation of registrant's name into English)

Suite 1500, 789 West Pender Street
Vancouver, BC, Canada V6C 1H2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

This is the form required under Section 139 of the Securities Rules and, if applicable, by an order issued under Section 76 of the Securities Act.

FORM 45-902F (Formerly Form 20)

SECURITIES ACT

Report of Exempt Distribution

Report of a distribution under Section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act, R.S.B.C. 1996, c.418 (the "Act"), Section 128(a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg. 194/97 (the "Rules"), or, if applicable, by an order issued under Section 76 of the Act.

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

Worldwide Technologies Inc.
#1500 789 W. Pender Street
Vancouver, B.C.
V6C 1H2

Tel.: (604) 408-8890

2. State whether the Issuer is or is not an exchange issuer (i.e. listed on the Canadian Venture Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada):

The Company is not an exchange issuer.

3. Describe the type of security and the aggregate number distributed:

The Company has granted options to senior officers of the Company to purchase a total of 142,857 common shares at a price of US$0.35 per share.

4. Date of the distribution(s) of the Security:

September 11, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made:

Section 74(2)(9) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution was to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Distributed	Purchase Price per Share	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Jonathan Severn #1500 - 789 West Pender St. Vancouver, BC V6C 1H2	142,857	CDN$0.55 (US$0.35)	$78,571.35 when exercised	Section 74(2)(9)

(b) The Issuer has prepared and certified a list comprising the information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian dollars) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

$78,571.35 when exercised

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

N/A

9. If the distribution of the security was under Section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

Not applicable.

10. If the distribution of the security was under Section 128(h) of the Rules, state:

(a) the number of different purchasers who acquired securities of the Issuer under that exemption during the 12 month period preceding the distribution; and

Not applicable

(b) the total dollar value (Canadian dollars) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution.

Not applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C., this 26th day of October, 2001.

Worldwide Technologies Inc.
(Name of Issuer - Please Print)

/s/ Andrew Carruthers
Signature

Director
(Official Capacity - Please Print)

Andrew Carruthers
(Please print her name of individual whose

signature appears above, if different from issuer

or agent printed above.)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IT IS A MISREPRESENTATION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Worldwide Technologies Inc.

Date:  October 29, 2001

/s/ Andrew Carruthers
Andrew Carruthers, Director